Exhibit 99.1

For Immediate Release

VIÑA CONCHA Y TORO REPORTS SECOND QUARTER AND FIRST HALF 2008 RESULTS

Santiago, Chile, August 6, 2008 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, Chile: Conchatoro), announced today its consolidated financial results for the quarter and six-month periods ended June 30, 2008. Figures are stated in accordance with Chilean GAAP and in constant Chilean pesos (Ch$) as of June 30, 2008. US dollar figures (US$), except export figures, are based on the exchange rate effective June 30, 2008 (US$1.00=Ch$526.05).

Highlights 2Q08 v. 2Q07

•	Total sales (in Chilean pesos) increased 3.4%.
•	Export sales increased 28.2% in US dollar terms.
•	Bottled export shipments increased 14.4% to 4,397,500 cases.
•	Domestic sales of bottled wine decreased 1.1%.
•	Operating income rose 2.8%, operating margin was 18% compared to 18.1% in 2Q07.
•	Net income increased 18.5% to Ch$11,328 million (US$21.5 million).
•	Ebitda increased 1.5% to Ch$16,617 million (US$31.6 million). Ebitda margin was 21.6%.
•	Earnings per ADR rose 29.3% to US$ 0.60.

Highlights 1H08 v. 1H07

•	Total sales (in Chilean pesos) increased 1%.
•	Export sales increased 21.5% in US dollar terms.
•	Bottled export shipments increased 10.1% to 7,552,470 cases.
•	Domestic sales maintained their level.
•	Operating income increased 0.5%, operating margin was stable at 16.7% in 1H08.
•	Net income increased 7.9% to Ch$17,113 million (US$32.5 million).
•	Ebitda declined 0.7% to Ch$28,363 million (US$53.9 million). Ebitda margin decreased to 20.9% from 21.2%.
•	Earnings per ADR up by 17.6% to US$ 0.90.

Comments of the CEO

We are pleased to announce Viña Concha y Toro’s results for the second quarter and first half of the year. During this period, the Company has implemented price increases in the domestic and export markets with the aim of sustaining overall margins and profitability. This has impacted volume growth, mainly in the domestic market, as exports continue their strong momentum.

With advances in most of the markets, export returns measured in dollars rose by 21.5% in the first half. This was driven by a 10.1% increase in bottled wine shipments and a 10.3% increase in the average export price. There was a better sales mix driven by growth in the premium and varietal categories and the positive results of the company’s subsidiaries.

Domestic market sales remained constant. The 3.6% rise in real terms in the average price was offset by a similar reduction in the volume sold during the period.

Sales by the Argentina subsidiary Trivento (measured in pesos) remained unchanged. The growth in US dollar terms in export returns and sales on the domestic market, of 19.7% and 31.8% respectively, in the first half, was impacted by the sharp fall in the exchange rate.

Operating income grew by 0.5% to Ch$22,634 million and the operating margin remained at 16.7% in this period. This reflects the company’s positive performance in the first half of the year, particularly the growth in the volume exported, the average price rise and a better sales mix in its export business. This result was partially offset by the sharp appreciation of the peso in this period and its impact on the company’s results.

The Chilean Agriculture Department (SAG) reported that total Chilean wine production in 2008 increased by 4.9% to 868 million liters. The final figure is greater than the preliminary forecast on the 2008 Chilean harvest which considered a small decline on volume.

Second Quarter 2008 Results

Total Revenues

Total revenues increased 3.4% to Ch$76,859 million (US$146.1 million) from Ch$74,326 million (US$141.3 million). The main drivers behind this expansion in sales was the positive quarter for exports in most of the regional markets; however, this result was partially offset by a lower exchange rate which affected returns in foreign currency.

		Table 1 Total Revenues (in Ch$ millions)

	2Q08	2Q07	Change (%)	1H08	1H07	Change (%)

Chile:
Domestic sales	12,505	12,492	0.1%	21,946	21,747	0.9%
Exports to third parties	39,546	36,073	9.6%	68,473	67,520	1.4%
Concha y Toro UK	16,521	18,086	-8.7%	30,602	30,587	0.1%
Other revenues	2,853	2,573	10.9%	5,100	4,898	4.1%

Argentina:
Domestic	2,023	1,759	15.0%	3,232	3,009	7.4%
Exports	3,411	3,343	2.0%	6,521	6,736	-3.2%

TOTAL	76,859	74,326	3.4%	135,874	134,497	1.0%

Domestic Sales, Chile

Total domestic sales were stable and amounted to Ch$ 12,505 million (US$23.8 million). Domestic bottled wine sales decreased 1.1% to Ch$12,354 million (US$23.5 million) in 2Q08, from Ch$12,492 million (US$23.7 million) in 2Q07, following a 6.1% increase in the average price, offset by a 6.8% decrease in volume. The volume of bottled wine sales on the domestic market totaled 18 million liters. Sales of bulk wine during the quarter totaled 350 thousand liters.

The 6.1% rise in the average price mainly reflects price increases carried out by the Company in line with the higher cost of the 2008 harvest. These price increases have impacted volume growth, mainly in the varietal and popular categories, but have enhanced profitability.

Export Revenues

Sales abroad, including export sales to third parties and those of Concha y Toro UK, increased 3.5% to Ch$56,067 million in 2Q08 from Ch$54,159 million in 2Q07. The result in Chilean pesos reveals the impact of a 16.7% real appreciation of the peso year-on-year. This partially offset the 24.3% revenue growth measured in US dollars terms totaling US$ 117 million, resulting from sales abroad including exports to third parties and sales of Concha y Toro UK in England.

• Exports of Bottled Wine in US$:

The following figures, representing exports (fob) in dollar and volume terms, include those to third parties as well as to the Company’s distribution subsidiary in the UK. For the quarter, exports increased 28.2% to US$107.8 million from US$84 million. Volumes shipped increased 14.4% while the average price (shown in US dollars) rose 12.1%.

Graph 1
Export Value (US$) by Region
Second Quarter 2008

Export sales (in US dollars) increased in Europe (+41%), Asia (+56.5%), Canada (+39.1%), the US (+22.4%) and Central America/Caribbean (+1.5%). Sales in South America decreased 21%.

•	Exports of Bottled Wine in Volume:

Export volumes increased 14.4% to 4,397,500 cases. For the quarter, shipments to Asia increased 46% driven by a strong performance of Japan and Korea. Shipments to Europe rose 16.3%, following a 44.5% increase in Continental Europe, with strong results in the Nordic and Eastern countries. On the other hand, shipments to the UK declined 5%; in this market the Company implemented price increases after the March duty increase and this has impacted volume growth. In Canada our brands continue to perform well and volumes rose 26.7%. Shipments to the US increased 25% in the quarter driven by the varietal category. Volumes to Central America were flat and to South America were down 14.6%.

Figures by segment reveal a 16.4% increase in the premium category and an 83.3% increase in varietal wines, driven mainly by larger shipments of the subsidiaries Viña Cono Sur, Viña Maipo and Viña Palo Alto. The bi-varietal segment decreased 12.7%, due to lower shipments of Frontera to the US. Volumes of popular wines increased 23.1% in the quarter.

•          Prices: The average price per case increased 12.1% to US$24.5 from US$21.87 in 2Q07, mainly due to price increases across the portfolio, a mix shift towards varietal wines and also due to exchange fluctuations affecting the price in US dollar terms.

Argentine Operations
For the quarter, Argentine exports of bottled wine by volume increased 15.5% to 414,280 cases. Exports in value terms (US dollars) increased 21.1% to US$7.6 million.

On the domestic side, sales in Argentina by volume increased 20.3% to 248,100 cases. Revenues in US dollars increased 36% to US$4.08 million.

Total wine sales of the Argentine operation in Chilean pesos increased 6.5% to Ch$5,433 million. This result reflects the impact of the sharp appreciation of the Chilean peso. Larger revenues in foreign currency, both in the export and domestic markets, were partly compensated by the lower exchange rate in the period.

Other Revenues
Other revenues, comprising sales of liquors, fruit and fees for bottling services, increased 10.9% to $2,853 million (Ch$5.4 million), mainly as a result of larger sales of liquors and fruit.

Cost of Sales
For the quarter, the total cost of sales rose 1.6% to Ch$44,459 million (US$84.5 million) from Ch$43,745 million (US$83.2 million) in 2Q07. The cost of sales as a percentage of total sales decreased to 57.8% from 58.9%, mainly as a result of a lower average direct cost as compared to the same quarter of 2007.

Selling, General and Administrative Expenses
Selling, General and Administrative Expenses increased 8.4% to Ch$18,595 million (US$35.3 million), mainly reflecting a larger structure to support the company’s growth and also due to higher marketing and export expenses. As a percentage of sales, SG&A increased to 24.2%, from 23.1% in 2Q07.

Operating Income
Operating income increased 2.8% to Ch$13,806 million (US$26.2 million) in 2Q08 compared to Ch$13,431 million (US$25.5 million) in 2Q07. The operating margin decreased slightly to 18% from 18.1%, as a result of a strong quarter for exports and a lower average cost, partly compensated by a lower exchange rate for the quarter.

Non-Operating Result

Non-operating result presented a gain of Ch$498 million (US$ 0.9 million) as compared to a loss of Ch$1,566 million (US$3.0 million) in 2Q2007. This is mainly explained by a gain obtained in price level restatement and exchange rate differences, both compared to losses in 2Q2007. In addition, the company registered an extraordinary gain related to the sale of land of $628 million (US$1.2). These results were partly compensated by higher financial expenses.

•           Interest expenses increased 16.6% and totaled Ch$1,407 million (US$2.7 million), resulting from higher financial debt and higher interest rates for the period. As of June 30, 2008 total financial debt was Ch$126,047 million (US$240 million), representing a 24.3% increase from 2007. The debt increase responds to financing part of the investment requirements for the present year.

	Table 2 Non-Operating Results (in Ch$ millions)

	2Q08	2Q07	Change (%)	1H08	1H07	Change (%)

Non-operating Income
Equity income	-33	-7	338.0%	-162	-19	771.8%
Other non-operating income	774	107	620.3%	920	187	391.2%
Total non-operating income	741	100	641.4%	758	169	349.2%
Non-operating expenses
Interest expense	-1,407	-1,207	16.6%	-2,464	-2,321	6.2%
Price level restatement	212	-48	-540.6%	-185	-172	7.4%
Exchange differences	1,241	-159	-881.1%	1,118	-143	-881.9%
Other non-operating expenses	-288	-252	14.4%	-431	-401	7.6%
Total non-operat. expenses	-243	-1,666	-85.4%	-1,963	-3,038	-35.4%

Total Non-Operating Result	498	-1,566	-131.8%	-1,205	-2,869	-58.0%

Net Income and Earnings per Share (EPS)
Net income for the period rose 18.5% to Ch$11,328 million (US$21.5 million) from Ch$9,556 million (US$18.2 million). Based on 719,170,735 weighted average shares, Concha y Toro’s earnings increased to Ch$15.75 per share from Ch$13.29 in the quarter. Earnings per ADR were Ch$315 in 2Q08. In US dollar terms, earnings per ADR increased 29.3% to US$ 0.60 in the second quarter of 2008 from US$ 0.46 for the second quarter of 2007.

First Half 2008 Results

Total Revenues

Total revenues for the first half 2008 increased 1% to Ch$ 135,874 million (US$258.3 million), from Ch$134,497 million (US$255.7 million) in 1H07. During the first half of the year the Company has implemented price increases across the portfolio, in the domestic and export markets. This has impacted volume growth, mainly in the domestic market, as exports continue their strong momentum. Higher returns in foreign currency were partially offset by a lower exchange rate in this period as compared to the first half of 2007.

Domestic Sales, Chile
Total domestic sales (including bulk) rose by 0.9% to Ch$21,946 million (US$41.7 million) in 1H08 from Ch$21,747 million (US$41.3 million) in 1H07. Domestic bottled wines sales (excluding bulk) remained stable amounting Ch$21,719 million in 1H08. Bottled sales volume in the domestic market totaled 32 million liters. Sales of bulk wine during the quarter totaled 422 thousand liters.

For the six month period, the average price increased 3.6% in real terms as a result of price increases carried by the Company. This had an impact on the volume sold, decreasing by 3.6% in the period.

Export revenues
Sales abroad, including exports to third parties and those of Concha y Toro UK, increased 1% to Ch$99,075 million in 1H08 from Ch$98,107 million in 1H07. The result in Chilean pesos reveals the impact of a 19% real appreciation of the Chilean peso in the period. This partially offset the 24% revenue growth measured in US dollar terms totaling US$ 208 million, resulting from sales abroad including exports to third parties and sales of Concha y Toro UK in England.

•          Exports of bottled wine in US$: Exports (fob) in US dollar terms, which include those to third parties and to the UK subsidiary, increased 21.5% to US$ 186 million in 1H08, from US$153 million in 1H07, as a result of a 10.1% increase in volume and a 10.3% increase in the average price in US dollars.

First Six Months 2008
Export Value (US dollars) by Region

In US dollar terms, the Company’s growth by regional market was: Europe (+27.3%), the US (+7.8%), Canada (+44.3%), Asia (+43.5%), Central America/Caribbean (+9.8%). Returns from South America decreased 7.2%, mainly due to lower volumes.

Exports of bottled wine by volume: Export volumes increased 10.1% to 7,552,470 cases. Company shipments grew in Asia (+39.4%), Europe (+10.3%), Canada (31.2%), Central America/Caribbean (+5.9%) and the US market (+5.6%). Volumes to South America decreased 5.9%.

By segment, volume growth was driven by the premium and varietal categories, increasing 16% and 36.6%, respectively. Strong sales of the subsidiaries Viña Cono Sur, Viña Maipo and Viña Palo Alto line, drove this growth. The bi-varietal segment decreased 4.9%.

•          Prices: The average price per case increased 10.3% to US$ 24.67 from US$22.37 in 1H07, mainly as a result of price increases across the portfolio and also due to a better product mix following larger sales of premium and varietal wines.

Argentine Operations
Stable revenues totaling Ch$9,753 million were achieved by our Argentine businesses following a 7.4% increase in domestic sales and a 3.2% decrease in export revenues.

For the first six months of the year, Trivento’s exports of bottled wine totaled 818,970 cases and produced revenues of US$14.9 million, representing an increase of 14.4% by volume and 19.7% by value, compared to the same period of 2007. Growth was led by larger shipments to Latin America, Europe and Asia.

Sales in the domestic market totaled US$6.5 million and 404,300 cases, presenting growth rates of 31.8% and 17.5% by value and volume, respectively.

Other Revenues
Other revenues increased 4.1% to Ch$5,100 million (US$ 9.7 million), mainly as a result of an increase in sales of liquors and other products.

Cost of Sales
For the first half of 2008, the total cost of sales rose 0.1% to Ch$ 80,799 million (US$ 153.6 million) from Ch$ 80,751 million (US$ 153.5 million) in 2007. The cost of sales as a percentage of total sales declined to 59.5% from 60% mainly resulting from a lower average direct cost as compared to the same period last year.

The gross margin expanded to 40.5% from 40%, mainly reflecting a lower direct cost and also due to the better mix and a higher average price per case for the company’s exports.

Selling, General and Administrative Expenses
Selling, General and Administrative Expenses increased 3.9% to Ch$32,442 million (US$61.7 million) from Ch$ 31,219 million (US$59.3 million). Larger SG&A is explained by a larger structure to support the company’s growth, and also due to higher marketing expenses to support and build brand expansion. As a percentage of revenues, SG&A increased to 23.9% from 23.2% in 1H07.

Operating Income
Operating income rose 0.5% to Ch$22,634 million (US$ 43 million) compared to the Ch$22,527 million (US$ 42.8 million) in the first half of 2007. The operating margin maintained its level at 16.7%, this reflects a positive first half of the year, with a solid volume growth, a higher average price and a better mix for the export business. This result was partly offset by the sharp appreciation of the exchange rate, of approximately 19% in real terms, year on year.

Non-Operating Results
Non-operating income increased to Ch$758 million (US$1.4) from Ch$169 million (US$ 321 thousand) mainly due to an extraordinary income related to the sale of land of $628 million (US$1.2).

Non-operating expenses decreased to Ch$1,963 million (US$3.7 million) in 1H08 from Ch$3,038 million (US$5.8 million) in 1H07. This resulted mainly from a gain in exchange rate differences related to sales of forwards taken as part of the company’s hedging policy. Interest expenses increased 6.2% to Ch$2,464 million (US$ 4.7 million) as a result of an increase in financial debt and also due to higher interest rates during this period.

Net Income and Earnings per Share (EPS)

Net income for the period increased 7.9% to Ch$ 17,113 million (US$32.5 million) from Ch$ 15,865 million (US$ 30.2 million). Concha y Toro’s EPS increased to Ch$ 23.8 per share from Ch$ 22.06; earnings per ADR were Ch$476 in 1H08 and Ch$ 441.2 in 1H07. In US dollar terms, earnings per ADR increased 17.6% to US$ 0.90 compared to US$0.77 for the first six-month period of 2007.

Balance Sheet

Assets

As of June 30, 2008, the Company’s consolidated assets totaled Ch$478,476 million (US$910 million), and were Ch$ 78,739 million (US$ 150 million) higher than the figure reported a year earlier, mainly due to an increase in current assets (inventories and accounts receivable in line with larger sales) and fixed assets, involving acquisition and development of new vineyards, increasing cellar capacity and infrastructure.

Liabilities

As of June 30, 2008 net financial debt stood at Ch$126,047 million (US$240 million) representing a year-on-year increase of Ch$24,627 million (US$47 million). This results from an increase in short-term debt to banks and financial institutions.

As of June 30, the financial debt to equity ratio increased to 0.54, from 0.48 a year ago.

About Viña Concha y Toro
Viña Concha y Toro is South America’s leading wine producer whose products are distributed in 125 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marqués de Casa Concha, Trio, Casillero del Diablo, Sunrise and Frontera. The Company cultivates 7,000 hectares of vineyards in Chile and 957 hectares in Argentina.

Viña Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol “Conchatoro”. In 1994, it became the first winery in the world to list on the New York Stock Exchange under the ticker symbol “VCO”. The Company has 2,434 employees and is headquartered in Santiago, Chile.

Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as “anticipate”, “continue”, “estimate”, “expect”, “intend”, “may”, “believe” and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company’s filings with the Securities and Exchange Commission.

Viña Concha y Toro S.A.
Consolidated Income Statement
(In thousands of constant Chilean pesos as of June 30, 2008)

	2Q2008 Th. Ch$	2Q2007 Th. Ch$	Change %	1H2008 Th. Ch$	1H2007 Th. Ch$	Change %

Operating Results
Sales revenues	76,859,430	74,326,231	3.4	135,874,404	134,496,640	1.0
Cost of sales	-44,458,535	-43,745,076	1.6	-80,799,085	-80,751,116	0.1
% of sales	57.8%	58.9%		59.5%	60.0%
Gross Margin	32,400,895	30,581,155	6.0	55,075,319	53,745,524	2.5
% of sales	42.2%	41.1%		40.5%	40.0%
Selling & Adm. Expenses	-18,594,730	-17,150,644	8.4	-32,441,700	31,218,652	3.9
% of sales	24.2%	23.1%		23.9%	23.2%

Operating Income	13,806,165	13,430,511	2.8	22,633,619	22,526,872	0.5
% of sales	18.0%	18.1%		16.7%	16.7%

Non-Operating Results
-Non-operating income	773,775	107,422	620.3	919,545	187,218	391.2
-Equity income	-32,690	-7,463	338.0	-161,902	-18,570	771.8
-Non-operating expenses	-288,416	-252,129	14.4	-431,365	-400,924	7.6
-Financial expenses	-1,407,307	-1,206,520	16.6	-2,464,311	-2,321,271	6.2
-Price level restatement	211,848	-48,081	-540.6	-185,184	-172,495	7.4
-Exchange differences	1,240,588	-158,828	-881.1	1,117,744	-142,950	-881.9
Non-operating result	497,798	-1,565,599	-131.8	-1,205,474	-2,868,992	58.0

Income before income tax	14,303,963	11,864,912	20.6	21,428,145	19,657,880	9.0
Less: income tax	-2,963,417	-2,307,030	28.5	-4,302,212	-3,790,249	13.5
Minority interest	-12,053	-1,526	689.8	-12,807	-2,207	410.8

Net Income	11,328,493	9,556,356	18.5	17,113,126	15,865,124	7.9

-Earnings per share (Ch$)	15.75	13.29	18.5	23.80	22.06	7.9
-Earnings per ADR (US$)	0.60	0.46	29.3	0.90	0.77	17.6

EBITDA	16,617,096	16,373,717	1.5	28,362,552	28,565,402	-0.7
% sales	21.6%	22.0%		20.9%	21.2%

Number of shares	719,170,735	719,170,735		719,170,735	719,170,735

Exchange rate
US$1.0=Ch$526.05

Viña Concha y Toro S.A.
Consolidated Balance Sheet
(In thousands of constant Chilean pesos and US dollars as of June 30, 2008)

	As of June 30, 2008 Th. Ch$	As of June 30, 2007 Th. Ch$	As of June 30, 2008 Th. US$

Assets
Cash and equivalents	2,777,062	2,884,395	5,279
Inventories	140,002,170	107,415,593	266,139
Accounts receivable	83,336,349	70,635,149	158,419
Other current assets	19,996,905	18,781,132	38,013
Total current assets	246,112,486	199,716,269	467,850

Property, plant & equipment, net	215,467,107	183,428,722	409,594
Other assets	16,896,325	16,592,177	32,119

Total assets	478,475,918	399,737,168	909,564

Liabilities and Shareholders’Equity
Short term debt (1)	71,048,177	41,927,301	135,060
Other current liabilities	104,720,304	74,763,704	199,069
Total current liabilities	175,768,481	116,691,005	334,129
Long term debt (1)	54,999,047	59,492,715	104,551
Other long-term liabilities	14,554,163	12,669,901	27,667
Total long-term liabilities	69,553,210	72,162,616	132,218

Minority interest	29,498	15,147	56

Shareholders’ equity	233,124,729	210,868,400	443,161

Total liabilities and shareholders’ equity	478,475,918	399,737,168	909,564

(1) includes only financial debt
Exchange rate:US$1.0=Ch$526.05